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U.
SECURITIES AN
Wash

03053366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/00 (MM/DD/YY) AND ENDING 6/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~Renssale~~ Rensselaer Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cusack & Co.

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

June 30, 2001 and 2000

CUSACK & COMPANY
Certified Public Accountants LLC
15 CORNELL ROAD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACK@ALBANY.NET

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
JAMES M. CUSACK, CPA
PAUL A. CUDA, CPA
DANIEL G. PIAZZA, CPA
PATRICIA A. BASSEY, CPA
JOHN P. GABRIELE

CLIFTON PARK
(518) 383-1722
MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2001 and 2000 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2001 and 2000, and the results of its operations and changes in its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cusack & Company, CPA's LLC

CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 23, 2001

RENSSELAER SECURITIES CORP.

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2001 AND 2000

ASSETS	2001	2000
Cash	$ 19,090	$ 6,109
Deposits with Clearing Organization (Cash $356,506 and Securities with a Fair Value of $1,031,524 at June 30, 2001 and Cash $428 and Securities with a Fair Value of $844,383 at June 30, 2000)	1,388,030	844,811
Receivable from Brokers and Dealers	-	241,230
Other Deposits, at Fair Value	76,262	52,540
Accounts Receivable	1,744	1,744
Investments	86,300	3,300
Prepaid Income Taxes	1,666	1,300
Property, Plant and Equipment, Less Accumulated Depreciation of $25,755 and $18,977	17,475	24,253
Total Assets	$1,590,567	$1,175,287

LIABILITIES AND STOCKHOLDERS' EQUITY		
Margin Loan Payable	$ -	$ 166,892
Accounts Payable	33,505	16,788
Accrued Expenses	63,213	61,116
Due to Clearing Organization	31,985	-
Total Liabilities	128,703	244,796
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 100 Shares Issued and Outstanding	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	1,336,489	805,116
Total Stockholders' Equity	1,461,864	930,491
Total Liabilities and Stockholders' Equity	$1,590,567	$1,175,287

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001	2000
Revenue:		
Dealer Inventory and Investment Gains	$1,393,205	$1,034,245
Commission Income	67,756	96,485
Interest and Dividend Income	92,643	91,087
Miscellaneous Income	265	120
	1,553,869	1,221,937
Expenses:		
Employee Compensation and Benefits and Related Taxes	326,955	198,473
Pension Expense	56,000	60,000
Quotation Services	56,007	57,953
Clearing and Commission Fees	88,947	80,469
Other Operating Expenses	101,462	93,158
	629,371	490,053
Income Before Provision For Income Taxes	924,498	731,884
Provision For (Recovery of) Income Taxes	9,125	(10,887)
Net Income	$ 915,373	$ 742,771

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 1999	$ 100	$125,275	$ 712,345	$ 837,720
Net Income for the Year Ended June 30, 2000	-	-	742,771	742,771
Shareholder's Distributions of Net Income	-	-	(650,000)	(650,000)
Balance: June 30, 2000	100	125,275	805,116	930,491
Net Income for the Year Ended June 30, 2001	-	-	915,373	915,373
Shareholder's Distributions of Net Income	-	-	(384,000)	(384,000)
Balance: June 30, 2001	$ 100	$125,275	$1,336,489	$1,461,864

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities:		
Net Income	$ 915,373	$ 742,771
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	6,778	5,838
Unrealized Loss on Securities	36,881	5,048
Change in Assets and Liabilities:		
Securities Inventory	(224,022)	11,126
Receivable from Brokers and Dealer	241,230	(218,946)
Accounts Receivable	-	2,352
Investments	(83,000)	(606)
Prepaid Income Taxes	(366)	(3,300)
Accounts Payable and Accrued Expenses	18,814	(160,993)
Margin Loan Payable	(166,892)	166,892
Due to Clearing Organization	31,985	-
Net Cash Provided By Operating Activities	776,781	550,182
Cash Flows Used In Investing Activities:		
Capital Expenditures	-	(18,058)
Other Deposit with Clearing Organization	(23,722)	(2,376)
Net Cash Used In Investing Activities	(23,722)	(20,434)
Cash Flows Used in Financing Activities		
Distributions of S-Corporation Earnings	(384,000)	(650,000)
Net Increase (Decrease) in Cash and Cash Equivalents	369,059	(120,252)
Cash and Cash Equivalents at Beginning of Period	6,537	126,789
Cash and Cash Equivalents at End of Period	$ 375,596	$ 6,537
Composition of Cash and Cash Equivalents:		
Cash	19,090	6,109
Cash with Clearing Organization	356,506	428
	$ 375,596	$ 6,537
Supplemental Disclosure of Other Cash Items:		
Income Taxes Paid	$ 9,491	$ 16,675

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

Under the asset and liability method of SFAS № 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

Organization Costs

Organization costs included in the statement of financial condition consist of payments made for the preparation of applications, including legal and consulting services associated with the formation of the Company. The costs are being amortized on the straight line method over five years.

Property, Plant and Equipment

Capital expenditures are depreciated over the estimated useful lives of the related assets ranging from five to ten years using the straight line method.

1. SIGNIFICANT ACCOUNTING POLICIES (*CONTINUED*)

Cash and Cash Equivalents

Cash of $19,090 and $6,109 at June 30, 2001 and 2000, respectively, consists of cash in banks and financial institutions. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2001 or June 30, 2000. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

2. OTHER DEPOSITS

In December 1993, the Corporation made a $50,000 interest bearing deposit with its clearing agent, U.S. Clearing Corp. During 2001 the Corporation raised the deposit in accordance with the revised $75,000 funding limit. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $76,262 and $52,540 at June 30, 2001 and 2000, respectively.

3. RELATED PARTY TRANSACTIONS

Office space was provided to a related party of the Company without reimbursement to the Company.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30,

	2001	2000
Consulting and Temporary Help	$ 19,871	$ 1,091
Professional Fees	19,692	14,250
Occupancy	15,654	18,726
Regulatory Dues and Fees	2,423	5,325
Dues and Subscriptions	1,501	3,676
Office Supplies	4,506	3,197
Communications	11,880	11,767
Insurance and Bonding	2,904	5,189
Advertising and Promotion	3,665	1,113
Miscellaneous	-	540
Depreciation and Amortization	6,778	5,838
Margin Interest	4,022	1,544
Meals, Travel and Entertainment	8,566	20,418
Penalties	-	484
	$ 101,462	$ 93,158

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $56,000 for the year ended June 30, 2001 and $60,000 for June 30, 2000.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30,

	2001	2000
Current Income Tax (Recovery):		
State	$ 9,125	$ (10,887)

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the difference between the top corporate and individual tax rates on its taxable income. The June 30, 2000 net recovery of taxes was a result of an overestimate by management of the prior year provision.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2001, the Corporation had net capital, as defined, of $1,223,726, which was $1,123,726 in excess of its minimum required net capital of $100,000 . The Corporation's ratio of aggregate indebtedness to net capital was .10 to 1 at June 30, 2001. At June 30, 2000 the Corporation had net capital of $799,057 which was $ 699,057 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at June 30, 2000.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2001 and 2000, the Corporation did not hold customer securities.

Litigation

Management is not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2001.

Operating Leases

The Corporation leases office space under an operating lease on a month to month basis at $1,437 per month.

9. MARGIN LOAN PAYABLE

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans varies from 3/4% above the brokers call rate to 2% above the brokers call rate (8.25% at June 30, 2000). The loan is collateralized by Securities owned by the Company. There was no outstanding balance at June 30, 2001.

OTHER FINANCIAL INFORMATION

RENSSELAER SECURITIES CORP.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2001 AND 2000

	2001	2000
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,461,864	$ 930,491
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	200	200
Investments	86,300	3,300
Property, Plant and Equipment	17,475	24,253
Accounts Receivable	1,744	1,744
Prepaid Income Taxes Deposits	1,666	4,300
	107,385	33,797
Net Capital Before Haircuts on Securities Positions	1,354,479	896,694
Haircuts on Securities	130,753	97,637
Net Capital	$ 1,223,726	$ 799,057
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Margin Loan Payable	$ -	$ 166,892
Accounts Payable	33,506	16,788
Accrued Expenses	57,213	64,116
Accrued Income Taxes	6,000	-
Due to Clearing Organization	31,985	-
Total Aggregate Indebtedness	$ 128,704	$ 247,796
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 8,580	$ 16,519
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	1,123,726	699,057
Excess Net Capital at 1000%*	1,210,855	774,277

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2001 and 2000

	2001	2000
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 1,210,855	$ 774,277
Net Audit Adjustments	-	-
Net Capital Per Above	$ 1,210,855	$ 774,277

See independent auditor's report.

RENSSELAER SECURITIES CORP.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2001 AND 2000

	2001	2000
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items	-	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items	-	-
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

Rensselaer Securities Corp.

Schedule 3

Information For Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
as of June 30, 2001 and 2000

During the years ended June 30, 2001 and 2000, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.